FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 333-228135

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated February 27, 2019, announcing the change in Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Date: February 28, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

February 27, 2019

Company name:	Nippon Steel & Sumitomo Metal Corporation

Representative:	Kosei Shindo, Representative Director and President

Code number:	5401

Contact:	Public Relations Center

Telephone:	+81-3-6867-2135, 2146, 2977, 3419

Notice of Change in Executive Officer

Nippon Steel & Sumitomo Metal Corporation announced the subject of the title.

Please refer to the next page for details.

February 27, 2019

Nippon Steel & Sumitomo Metal Corporation

Notice of Change in Executive Officer

An announcement was made by Nippon Steel & Sumitomo Metal Corporation on February 20, 2019 that Mr. Kazuhiro Egawa would retire from Executive Officer at the end of 95th Annual Shareholders Meeting scheduled to be held in late June 2019.

This is to announce that Mr. Kazuhiro Egawa has been nominated for the position of Representative Director and President of Krosaki Harima Corporation in late June 2019.